UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

SUNAIR SERVICES CORPORATION

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

867017105

(CUSIP Number)

Massey Services, Inc.

315 Groveland Street

Orlando, FL 32804

(407) 645-2500

With copies to:

Brian D. Short, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 5 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 867017105	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Massey Services, Inc. 59-2557150
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,260,972
8 SHARED VOTING POWER N/A
9 SOLE DISPOSITIVE POWER 1,260,972
10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.63%[1]
14	TYPE OF REPORTING PERSON CO

(1)	Based upon 13,091,088 shares of Common Stock outstanding as of August 1, 2008, as reported by Issuer on its Form 10-Q for the quarterly period ended June 30, 2008.

CUSIP NO. 867017105	Page 3 of 5

This Amendment No. 2 (“Amendment No. 2”) supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2008 (the “Schedule 13D”), by Massey Services, Inc. (the “Reporting Person”) and Amendment No. 1 to the Schedule 13D, filed with the SEC on January 15, 2009 (“Amendment No. 1”), by the Reporting Person. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

This Amendment No. 2 is filed by the Reporting Person in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

Item 4.	Purpose of the Transaction.

The purposes of the acquisition of the securities of the Issuer on October 20, 2008 was (i) to accumulate shares of common stock of the Issuer in connection with a proposal by the Reporting Person to acquire the Issuer by merger or other form of acquisition, (ii) to own shares which may be voted to effectuate an acquisition of the Issuer by the Reporting Person or (iii) to hold shares in the Issuer for investment purposes. The Reporting Person previously submitted a non-binding proposal to the Issuer to acquire the Issuer through a merger with a subsidiary of the Reporting Person resulting in a cash payment to shareholders of the Issuer of approximately $3.00 per share subject to certain adjustments which may have resulted in a lower payment per share. The Issuer advised the Reporting Person that this proposal was not acceptable. On December 5, 2008, the Reporting Person submitted an offer letter (the “Offer Letter”) to the Special Committee of the Board of Directors of the Issuer to acquire the Issuer through a merger with a subsidiary of the Reporting Person resulting in a cash payment to shareholders of the Issuer of $3.00 per share, which would not be subject to any adjustments following execution of definitive agreements. The Reporting Person informed the Issuer in the Offer Letter that the Reporting Person has obtained commitment letters from SunTrust Bank and other major lending institutions for the financing necessary to complete the proposed transaction. On January 12, 2009, 38 days after delivery of the Offer Letter, the Reporting Person received a letter from the Issuer’s counsel advising the Reporting Person that the terms of the Offer Letter were not acceptable and the Issuer’s Board of Directors would require the Reporting Person to meet additional conditions prior to engaging in negotiations regarding a transaction. On January 15, 2009, the Reporting Person submitted a response letter (the “Response Letter”) to the Issuer’s Board of Directors advising the Issuer that the Reporting Person continued to view the proposed acquisition of the Issuer as attractive and reiterated its non-binding offer to acquire the Issuer through a merger with a subsidiary of the Reporting Person resulting in a cash payment to shareholders of the Issuer of $3.00 per share, which would not be subject to any adjustments following execution of definitive agreements. The Reporting Person also advised the Issuer’s Board of Directors in the Response Letter that it will withdraw its offer if the Issuer’s Board of Directors does not agree to begin negotiating a transaction under the terms proposed in the Response Letter by January 26, 2009. Subsequently, the Board of Directors of the Issuer and its representatives communicated to the Reporting Person that instead of proceeding to negotiate definitive agreements with the Reporting Person, the Board of Directors of the Issuer has now chosen, months after the Reporting Person’s initial offer, to begin an alternative sale process. As a result of this response and the Issuer’s further delay, on January 23, 2008, the Reporting Person submitted a letter to the Issuer’s Board of Directors withdrawing its non-binding offer to acquire 100% of the common stock of the Issuer (the “Withdrawal Letter”).

Note that the Offer Letter contained an exhibit indicating that the gross share price offered by the Reporting Person was $4.39 and that deducting liabilities over assets of ($1.16) and Sunair transaction costs ($0.23) resulted in a net share price to shareholders of $3.00. That offer price was calculated on Sunair’s financial statements as of June 30, 2008. Our Response Letter offered shareholders a net share price of $3.00 despite the fact that Sunair’s financial statements as of September 30, 2008 indicate an increase in liabilities over assets of $2,499,626 or $0.19 per share. Accordingly, the Reporting Person’s offer at the time of the Response Letter was effectively for an increased gross share price of $4.58.

Although the Reporting Person is actively exploring its options with respect to the Issuer, there can be no assurances that the Reporting Person will seek to implement any one or more of the purposes of the acquisition of securities of the Issuer described above. The Reporting Person intends to review its investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the common stock, conditions in the securities and credit markets and general economic and industry conditions, the Reporting Person may take such actions with respect to their investment in the Issuer as it deems appropriate, including, but not limited to, the purchase of additional common stock of the Issuer, or the sale of all or a portion of the common stock of the Issuer now owned or hereafter acquired by the Reporting Person.

A copy of the Offer Letter and Response Letter is attached as Exhibits 99.1 and 99.2, respectively, to Amendment No. 1 and are incorporated by reference herein. A copy of the Withdrawal Letter is attached as Exhibit 99.4 to this Amendment No. 2 and incorporated by reference herein.

CUSIP NO. 867017105	Page 4 of 5

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1*	Letter, dated as of December 5, 2008, by Massey Services, Inc. to the Special Committee of the Board of Directors of Sunair Services, Inc.

Exhibit 99.2*	Letter, dated as of January 15, 2009, by Massey Services, Inc. to the Board of Directors of Sunair Services, Inc.

Exhibit 99.3*	Consulting Agreement, dated as of September 19, 2008, by and between Massey Services, Inc. and Michael Bruaser.

Exhibit 99.4	Letter, dated January 23, 2009, by Massey Services, Inc. to the Board of Directors of Sunair Services, Inc.

*	Previously filed.

CUSIP NO. 867017105	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2009

MASSEY SERVICES, INC.

By:	/s/ G.A. Elias
Name:	G.A. Elias
Title:	SR. VP., CFO

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).